PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

February 25, 2011

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jim B. Rosenberg

Tabatha Akins

Lisa Vanjoske

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended March 31, 2010

Filed June 1, 2010

Form 10-Q for the Quarterly Period ended December 31, 2010

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comment under cover of its letter dated February 16, 2011 on the above-referenced filing.  Set forth below is the Company's response to the staff’s comment. For the staff’s convenience, the staff’s comment is set forth in italics before the response below.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Item 1.  Financial Statements.

Notes to Condensed Consolidated Financial Statements

Note 5:  Fair Value, page 7

1.

Please revise your disclosures for the auction rate securities classified as Level 3 to separately identify the inputs used in determining the fair value as required by ASC 820-10-50-2e as amended by ASU 2010-06.  Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

RESPONSE: (Please note that all additions to the original fair value disclosure have been underlined)

Note 5:  Fair Value

Effective April 1, 2008, the Company adopted ASC Topic 820 (SFAS 157), except as it applies to nonfinancial assets and nonfinancial liabilities subject to ASC Topic 320 (FSP SFAS 157-2).  ASC Topic 320 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. ASC Topic 820 (SFAS 157) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

United States Securities and Exchange Commission

February 25, 2011

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company’s cash equivalents are classified within Level 1, with the exception of the investments in ARS. The Company’s investments in ARS are classified within Level 3 because they are valued using a discounted cash flow model.  Some of the inputs to this model are unobservable in the market and are significant.  Assets and liabilities measured at fair value are summarized below:

		Fair Value Measurement at December 31, 2010 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
(In thousands)	2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and money market funds	$61,254	$61,254	$-	$-
Mutual fund securities	10,077	10,077	-	-
Auction rate securities	12,381	-	-	12,381
	$83,712	$71,331	$-	$12,381

The following table is a reconciliation of financial assets measured at fair value using unobservable inputs (Level 3) during the nine months ended December 31, 2010:

Auction Rate
Securities
Nine Months Ended
(In thousands)	December 31, 2010

Balance, beginning of period	$12,392
Transfer into Level 3	-
Total unrealized loss included in other comprehensive income	(11)
Balance, end of period	$12,381

Marketable securities measured at fair value using Level 3 inputs are comprised of ARS. Although ARS would typically be measured using Level 2 inputs, the failed auctions and the lack of market activity and liquidity required that these securities be measured using Level 3 inputs.  The Company’s ARS consist of closed-end fund preferred ARS, with interest rates that reset, typically every seven to twenty-eight days. The fair value of our ARS investments was assessed by management with the assistance of an outside third party, which was conducted during the third quarter of fiscal 2011.  The fair value was calculated using a discounted cash flow valuation model.  The three inputs used in determining the fair values of the ARS were:

(1)

Forecasted interest payments cash flows - In failed ARS auctions interest rates are set by the terms of the prospectus. For almost all of the securities the terms are a combination of two components the determination of a base rate which is based on the maximum of two indexes or a single index as defined in the prospectus. Base rates are adjusted through either a multiplication factor or an addition of a spread factor as defined in the prospectus which is dependent on the

United States Securities and Exchange Commission

February 25, 2011

credit rating of the security.  These ARS are currently rated AAA, the highest rating available by a rating agency.

(2)

Discount rate calculation - The discount rates were calculated from the applicable forward curve plus a credit risk/liquidity spread. Spreads for 1-3 year term, AAA rated debt over US Treasury notes and bonds were at 50 basis points.  The credit risk spread was maintained at 0.50%.  To address continued illiquidity of the Company’s ARS portfolio, an additional spread of 0.30% was added to the credit risk spread.  This spread is based on the required yield attributable to liquidity for AAA rated debt, as determined by the U.S. Federal Reserve.  Specifically, research on municipal bond yields indicate that for AAA rated securities, the liquidity component represents approximately 7-10% of the required yield.  A credit risk/liquidity spread of 0.80% was utilized.

(3)

Present value calculation was preformed utilizing the forecasted interest payments cash flow and discount rate calculation.

As of December 31, 2010, the Company held $12.5 million in ARS, at par, which were classified as long term investments and the Company recorded an unrealized impairment loss of $119,000, within accumulated other comprehensive loss based upon management’s assessment.  The $119,000 impairment was recorded as temporary due to the fact that the Company has the intent and the ability to hold these securities until anticipated recovery or maturity, and does expect to fully recover the cost basis of the investment.

The Company will revise its disclosure in future filings, including the Company’s Annual Report on Form 10-K for the year ended March 31, 2011, to include the disclosure contained in the Company’s response herein.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comment.

Sincerely,

/s/ Bruce S. Rosenbloom
Bruce S. Rosenbloom
Chief Financial Officer

Cc: Roxanne K. Beilly, Esq.